File No. 0-49829

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

DBS ACQUISITION CORPORATION
(Name of Small Business Issuer in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

47-0855301
(I.R.S. Employer Identification No.)

4745 North 7th Street, Suite 234
Phoenix, Arizona 85014
(Address of principal executive offices) (Zip Code)

Telephone: 602-235-9080
(Issuer's telephone number)

Common Stock, $0.001 par value per share.
(Title of each class of securities covered by this Form)

None

Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remain)

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12g-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12g-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12g-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 34

Pursuant to the requirements of the Securities Act of 1934, Carrara Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Dated: June 25, 2004

Carrera Acquisition Corporation
/s/ DAVID B. STOCKER By: David B. Stocker Its: President and Director